UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Gordon K. Ho, Esq.

Barbara L. Borden, Esq.

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Volterra Semiconductor Corporation, a Delaware corporation (“Volterra” or the “Company”), with the Securities and Exchange Commission on August 30, 2013, relating to the offer by Maxim Integrated Products, a Delaware corporation (“Parent” or “Maxim”) and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Volterra’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $23.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 30, 2013, and in the related letter of transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fourth paragraph of the section titled “Tender Offer” on page 1 and replacing it with the following:

“The Offer was originally scheduled to expire at 9:00 a.m. Eastern Time on September 30, 2013. The expiration date of the Offer was extended to 9:00 a.m. Eastern Time on October 1, 2013 and the Offer will expire on that date, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the first paragraph of the section titled “Confidentiality Agreement” on page 11 and replacing it with the following:

“On July 24, 2013, Parent and Volterra entered into a Letter Agreement, which was amended on July 24, 2013 and August 14, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the purposes of pursuing a transaction between Parent and Volterra. Additionally, Parent agreed that, subject to certain exceptions, Parent would not solicit for employment any employee of Volterra for a period of one year from the date of the Confidentiality Agreement. Parent also agreed, among other things, to certain “standstill” provisions which prohibit Parent from taking certain actions involving or with respect to Volterra for a period ending on the nine month anniversary of the date of the Confidentiality Agreement.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph of the section titled “Background of Offer and Merger” on page 13 and replacing it with the following:

“On October 15, 2012, at a meeting of the Board, representatives of Goldman Sachs discussed the semiconductor industry landscape, potential parties that might have interest in a strategic transaction with Volterra, including Companies A, B, C and D, and preliminary financial analyses of Volterra under various operating scenarios prepared by management. The representatives of Goldman Sachs discussed a broad range of companies based on their knowledge of the market and industry.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fifth paragraph of the section titled “Background of Offer and Merger” on page 13 and replacing it with the following:

“On May 24, 2013, during a meeting of the Board, representatives of Volterra’s management discussed with the Board the informal interactions with Company A and Company B, and provided a review of potential strategic transaction opportunities. At the request of the Board, representatives from Goldman Sachs also reviewed with the Board preliminary financial analyses relating to possible financial scenarios with respect to the future operations of Volterra, as previously prepared by management, as well as potential partners that may have interest in a strategic transaction with Volterra. The Board then assessed the prospects of Volterra as a standalone company given the risks and uncertainties of its business. In particular, the Board and management discussed Volterra’s redirection of resources away from the consumer and portable market amidst declining revenue in this market segment, anticipated product development investment in its new energy market segment, and somewhat slower than previously expected demand in the server, storage and communications areas of Volterra’s business. The Board also reviewed and considered the financial scenarios prepared by management, including assumptions embedded in such scenarios regarding revenue, margin and other financial metrics. Following discussion, the Board instructed management to retain Goldman Sachs as its financial advisor to assist the Board in its review, consideration and evaluation of the potential strategic alternatives available to Volterra. To enable timely and efficient consideration of meaningful developments, the Board appointed four directors (Simon Biddiscombe, Christopher Paisley, Jeff Richardson and Ralph Quinsey), based on their collective experience and knowledge and Mr. Paisley’s position as Chairman of the Board, to serve as members of a strategic transaction committee of the Board to work with management to oversee the process of evaluating potential strategic alternatives (the “Strategic Committee”).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twenty-first paragraph of the section titled “Background of Offer and Merger” on page 15 and replacing it with the following:

“On July 17, 2013, the Board held a telephonic meeting in which representatives of Cooley and Goldman Sachs participated. During the meeting, representatives of Cooley reviewed the fiduciary duties of the Board in evaluating offers for acquiring Volterra. During the meeting, representatives of Goldman Sachs provided an update as to the preliminary non-binding indications of interests received by the five potential buyers and reviewed the process timeline leading up to the deadline for submitting final offers. Also on July 17, 2013, Mr. Nathamuni, along with representatives of Stifel, Nicolaus & Company, Incorporated (“Stifel”), Parent’s financial advisor and representatives of Goldman Sachs participated in a call to further discuss Parent’s indication of interest and the Board’s reaction to the indications of interest submitted by Parent and the other potential buyers. The Company has not engaged Stifel for any services in the two year period ending August 15, 2013.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the thirteenth paragraph of the section titled “Opinion of Volterra’s Financial Advisor” on page 27 and replacing it with the following:

The results of these analyses are as follows:

	Enterprise value as a multiple of
	CY 2014E		CY 2014E
	Revenue		EBITDA
Company	1.5	x	9.4	x
Small Cap Analog Group
International Rectifier Corporation	1.3	x	7.3	x
Intersil Corporation	2.1	x	10.3	x
Micrel, Incorporated	1.8	x	NA
Monolithic Power Systems, Inc.	3.6	x	14.5	x
Power Integrations, Inc.	3.9	x	14.1	x
Semtech Corporation	2.9	x	8.8	x
Silicon Laboratories Inc.	2.4	x	11.4	x
Median	2.4	x	10.8	x
Min	1.3	x	7.3	x
Max	3.9	x	14.5	x
Large Cap Analog Group
Analog Devices, Inc.	4.1	x	10.9	x
Infineon Technologies AG	1.4	x	5.5	x
Linear Technology Corporation	6.0	x	11.7	x
Maxim Integrated Products, Inc.	3.2	x	9.2	x
Texas Instruments Incorporated	3.6	x	10.4	x
Median	3.6	x	10.4	x
Min	1.4	x	5.5	x
Max	6.0	x	11.7	x

	Price /
	Earnings
	Ratio
	CY 2014E EPS
Company	18.0	x
Small Cap Analog Group
International Rectifier Corporation	NM
Intersil Corporation	16.9	x
Micrel, Incorporated	20.6	x
Monolithic Power Systems, Inc.	20.8	x
Power Integrations, Inc.	19.5	x
Semtech Corporation	11.7	x
Silicon Laboratories Inc.	17.9	x
Median	18.7	x
Min	11.7	x
Max	20.8	x
Large Cap Analog Group
Analog Devices, Inc.	18.7	x
Infineon Technologies AG	16.5	x
Linear Technology Corporation	18.4	x
Maxim Integrated Products, Inc.	15.7	x
Texas Instruments Incorporated	17.8	x
Median	17.8	x
Min	15.7	x
Max	18.7	x

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fifteenth paragraph of the section titled “Opinion of Volterra’s Financial Advisor” on page 28 and replacing it with the following:

The following table presents the results of this analysis:

	CY 2012A- 14E Revenue CAGR	CY 2014E Gross Margin	CY 2014E Operating Margin
Company	(5.5)%	59.3%	14.7%
Small Cap Analog Group
International Rectifier Corporation	4.6%	NA	7.9%
Intersil Corporation	(1.0)%	55.5%	17.1%
Micrel, Incorporated	3.2%	54.8%	14.3%
Monolithic Power Systems, Inc.	13.2%	54.7%	21.7%
Power Integrations, Inc.	12.8%	53.7%	23.9%
Semtech Corporation	13.6%	61.6%	27.8%
Silicon Laboratories Inc.	6.2%	61.6%	19.5%
Median	6.2%	55.1%	19.5%
Min	(1.0)%	53.7%	7.9%
Max	13.6%	61.6%	27.8%

Large Cap Analog Group
Analog Devices, Inc.	4.6%	66.2%	33.9%
Infineon Technologies AG	4.6%	37.5%	13.5%
Linear Technology Corporation	7.8%	76.3%	48.7%
Maxim Integrated Products, Inc.	1.6%	62.2%	26.7%
Texas Instruments Incorporated	0.5%	54.2%	25.8%
Median	4.6%	62.2%	26.7%
Min	0.5%	37.5%	13.5%
Max	7.8%	76.3%	48.7%

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the nineteenth paragraph of the section titled “Opinion of Volterra’s Financial Advisor” on page 29 and replacing it with the following:

The following table presents the results of this analysis:

	Premium over Undisturbed Price	EV / One- Year Forward Revenue		EV / One- Year Forward Net Income
Apple Inc./AuthenTec, Inc. (announced July 2012)	57.8%	4.4	x	79.1	x
Microchip Technology Incorporated/Standard Microsystems Corporation (announced May 2012)	37.9%	1.9	x	24.8	x
Skyworks Solutions, Inc./Advanced Analogic Technologies (announced May 2011)	51.0%	1.6	x	73.5	x
Synopsys, Inc. /Magma Design Automation, Inc. (announced November 2011)	32.4%	3.2	x	19.3	x
Microsemi Corporation/Zarlink Semiconductor, Inc. (announced July 2011)	66.5%	1.7	x	15.5	x
Broadcom Corporation/NetLogic Microsystems, Inc. (announced September 2011)	56.7%	7.4	x	27.8	x
Texas Instruments Incorporated/National Semiconductor Corporation (announced April 2011)	77.7%	4.2	x	20.8	x
MediaTek Inc./Ralink Technology Corp. (announced March 2011)	4.5%	0.7	x	NM
CSR plc/Zoran Corporation (announced February 2011)	31.6%	0.5	x	49.7	x
QUALCOMM Incorporated/Atheros Communications, Inc. (announced January 2011)	21.6%	3.0	x	20.6	x
Microsemi Corporation/Actel Corporation (announced October 2010)	30.3%	2.0	x	15.6	x
Zoran Corporation/Microtune, Inc. (announced September 2010)	18.2%	0.8	x	33.4	x
Intel Corporation/McAfee, Inc. (announced August 2010)	60.4%	3.1	x	17.1	x
Synopsys, Inc./Virage Logic Corporation (announced June 2010)	28.1%	2.6	x	14.4	x
Microsemi Corporation/White Electronic Designs Corporation (announced March 2010)	28.2%	1.3	x	28.7	x
Intersil Corporation/Techwell, Inc. (announced March 2010)	42.3%	3.5	x	22.2	x
Microchip Technology Incorporated/Silicon Storage Technology, Inc. (announced February 2010	11.7%	0.8	x	NM
ON Semiconductor Corporation/California Micro Devices Corporation (announced December 2009)	56.1%	1.5	x	NM
Atheros Communications/Intellon Corporation (announced September 2009)	49.0%	1.9	x	20.0	x
Intel Corporation/Wind River Systems, Inc. (announced June 2009)	53.3%	2.0	x	18.9	x
Integrated Device Technology, Inc./Tundra Semiconductor Corporation (announced April 2009)	70.8%	0.7	x	24.1	x
Exar Corporation/hi/fn, inc. (announced February 2009)	30.3%	NA		NA
CSR plc/SiRF Technology Holdings, Inc. (announced February 2009)	45.3%	NM		NM
Median	42.3%	1.9	x	21.5	x
Min	4.5%	0.5	x	14.4	x
Max	77.7%	7.4	x	79.1	x

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twentieth, twenty-first and twenty-second paragraphs of the section titled “Opinion of Volterra’s Financial Advisor” on page 29 and replacing them with the following:

“Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the Company’s common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts for each of the calendar years 2015 and 2016. Goldman Sachs first calculated the implied values per share of common stock as of December 31 for each of the calendar years 2014 and 2015, by applying illustrative price to 1-year forward earnings per share multiples of 13.0x to 19.0x to earnings per share of common stock estimates for each of the calendar years 2015 and 2016, and then discounted these theoretical future values of the Company’s equity on a per share basis to present values 1.4 and 2.4 years, respectively to July 31, 2013, using illustrative discount rates ranging from 12.5% to 14.5%, reflecting estimates of the Company’s cost of equity and taking into account a size premium. Goldman Sachs selected one-year forward earnings per share multiples ranging from 13.0x to 19.0x in order to calculate the implied values per share of common stock as of December 31 for each of the calendar years 2014 and 2015 based upon several factors, including analysis of the 1-year forward earnings per share multiples of the Company as well as the selected companies. This analysis resulted in a range of implied present values of $15.88 to $23.80 per share of common stock for the Company’s calendar year 2015 earnings per share of common stock estimate and $18.60 to $28.37 per share of common stock for the Company’s calendar year 2016 earnings per share of common stock estimate.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2013 through 2017 using discount rates ranging from 12.5% to 14.5%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2017 based on perpetuity growth rates ranging from 3.0% to 5.0% to terminal year projected free cash flow and illustrative discount rates ranging from 12.5% to 14.5%, which implied LTM EBITDA multiples of 6.2x to 9.5x. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. These analyses resulted in a range of implied present values per share of the Company’s common stock of $20.03 to $26.43.

Goldman Sachs also calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2017 based on multiples ranging from 7.0x LTM EBITDA to 9.0x LTM EBITDA and illustrative discount rates ranging from 12.5% to 14.5%, which implied perpetuity growth rates ranging from 2.5% to 6.4% to terminal year projected free cash flow. Goldman Sachs selected terminal LTM EBITDA multiples ranging from 7.0x to 9.0x in order to calculate the terminal value based upon several factors, including analysis of the LTM EBITDA multiples of the Company as well as the selected companies. These analyses resulted in a range of implied present values per share of the Company’s common stock of $21.31 to $25.68.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twenty-eighth paragraph of the section titled “Opinion of Volterra’ Financial Advisor” on page 31 and replacing it with the following:

“Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions contemplated by the Merger Agreement. Other than in connection with the Transactions, during the two year period ended August 15, 2013, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs also has provided certain investment banking services to Parent and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 3.375% Senior Notes due 2023 (aggregate principal amount $500 million) in March 2013. During the two year period ended August 15, 2013, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Parent and its affiliates of approximately $770,000 (all related to the above-referenced joint bookrunner engagement). Goldman Sachs may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the first paragraph under the section entitled “Legal Proceedings” on page 35:

“On September 20, 2013, Volterra entered into a memorandum of understanding (the “MOU”) with respect to a settlement with the parties to the actions set forth in the Complaints (collectively, the “Litigation”). Pursuant to the MOU, Volterra agreed that it would make certain supplemental disclosures in this Schedule 14D-9, and the parties expect to execute a stipulation of settlement, which will be subject to approval by the Alameda County Superior Court following this notice to Volterra’s stockholders. There can be no assurance that the settlement will be finalized or that the Alameda County Superior Court will approve the settlement. The settlement terms provide that the Litigation will be dismissed with prejudice against all defendants. Volterra and the other named defendants deny any liability with respect to the facts and claims alleged in the Litigation. Volterra and the other named defendants further deny that any supplemental disclosure was required under any applicable statute, rule, regulation or law.

Volterra and the other named defendants elected to enter into the MOU to settle the Litigation despite the collective view that the Litigation was specious and the allegations unfounded because they did not want to jeopardize the proposed Merger or the timing thereof which transaction the Board continues to believe is in the best interests of Volterra’s stockholders. By adding additional disclosures which the Board and Volterra view as unnecessary, however, is a small price to pay for certainty in consummating the Merger and getting Volterra’s stockholders the premium being paid by Purchaser.”

Item 9.	Exhibits

Item 9 of the of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the description of Exhibit No. (e)(7) on page 38 and replacing it with the following:

“Amendment to Letter Agreement, dated August 14, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLTERRA SEMICONDUCTOR CORPORATION

By:	/s/ JEFFREY STASZAK
Name: Jeffrey Staszak
Title: President and Chief Executive Officer

Dated: September 23, 2013